Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-235649

Cboe Global Markets, Inc.

Pricing Term Sheet

March 2, 2022

Issuer:	Cboe Global Markets, Inc. (the “Company”)

Expected Ratings*:	Moody’s: A3 / S&P: A-

Security Title:	3.000% Senior Notes due 2032

Principal Amount:	$300,000,000

Maturity Date:	March 16, 2032

Coupon (Interest Rate):	3.000%

Price to Public:	99.546%

Yield to Maturity:	3.053%

Spread to Benchmark Treasury:	T+120 basis points

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	100-06+ / 1.853%

Interest Payment Dates:	March 16 and September 16, with first payment on September 16, 2022

Make-Whole Redemption:	Prior to December 16, 2031, in whole or in part, at any time and from time to time, at the greater of (1) a make-whole redemption price determined using a discount rate equal to the Treasury Rate plus 20 basis points and (2) 100% of the principal amount of the notes to be redeemed, plus in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On or after December 16, 2031, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Change of Control:	Put at 101% of principal plus accrued and unpaid interest to, but not including, the repurchase date.
Trade Date:	March 2, 2022

Settlement Date**:	March 16, 2022 (T+10)

CUSIP/ISIN:	12503M AD0 / US12503MAD02
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Bancroft Capital, LLC

Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about March 16, 2022, which is the tenth business day following the date hereof (such settlement being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes under the prospectus supplement will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC or Morgan Stanley & Co. LLC can arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another system.

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